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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the prospectus supplement dated September 16, 2022 (the "Prospectus Supplement") to the short form base shelf prospectus dated October 1, 2021 (together with the Prospectus Supplement, the "Prospectus"), which is a part of the Registration Statement on Form F-10 (No. 333-258099) (the "Registration Statement") of GreenPower Motor Company Inc. (the "Company"), of our report dated June 30, 2022 relating to the audited consolidated financial statements of the Company for the years ended March 31, 2022, 2021 and 2020.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

September 16, 2022